SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO.  1)*

Eventbrite, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

29975E109
(CUSIP Number)

April 26, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Portsea Asset Managment LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,024,545

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,024,545

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,024,545

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

Item 1(a).	Name of Issuer:

 Eventbrite, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

22 Cleveland Street
San Francisco, CA 94103

Item 2(a).	Name of Person Filing:

Portsea Asset Management LLP

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Portsea Asset Management LLP
17 Dominion Street
London, EC2M 2EF
United Kingdom

Item 2(c).	Citizenship:

Portsea Asset Management LLP is organized under the laws of the United Kingdom.

Item 2(d).	Title of Class of Securities:

 Class A Common Stock

Item 2(e).	CUSIP Number:

 29975E109

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);*

(k)
☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

*Portsea Asset Management LLP is an Authorised Firm regulated by the UK Finanical Conduct Authority.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of cover page.*

(b)	Percent of class: See Item 11 of cover page.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of cover page.*

(ii)	Shared power to vote or to direct the vote: See Item 6 of cover page.*

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of cover page.*

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of cover page.*

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not applicable.

Item 9.	Notice of Dissolution of Group.

 Not applicable.

*Portsea Asset Management LLP ("Portsea") is deemed to be the beneficial owner of 3,024,545 shares as of April 26, 2022, or 3.5% of the Class A common stock outstanding as a result of acting as investment adviser to various clients (together with Portsea, the "Beneficial Owners").  The Beneficial Owners may be deemed to have shared voting and dispositive power with respect to the Shares benefically owned.  This report shall not be deemed an admission that the Beneficial Owners are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The ownership percentage reported herein is based on 86,743,897 Shares issued and outstanding as of February 9, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as filed with the Securities and Exchange Commission on February 18, 2022.

Item 10.	Certification.

The Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an Authorised Firm regulated by the UK Financial Conduct Authority is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 3rd day of May, 2022.

Portsea Asset Management LLP

By:	/s/ Chris P. Fincke
Name: Chris P. Fincke
Title: Chief Compliance Officer